Exhibit 99.1

X Financial Obtains National Online Microcredit Business Operating License

SHENZHEN, China, May 26, 2021 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced that Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”), a VIE of the Company, has received a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”) which is an entity to be established for the purpose of operating microcredit business.

In the next few months, Xiaoying Microcredit will go through its business registration formalities with the Market and Quality Supervision Department of Shenzhen Municipality according to the relevant regulations. Xiaoying Microcredit will officially commence operation after obtaining its business license.

The business scope of Xiaoying Microcredit includes specialization in microcredit business, online microcredit business as approved by relevant governmental departments (prohibition of fundraising from the public), intermediary services including, among others, financing consultation and financial advisor services relating to the loan business.

Shenzhen Xiaoying is the first company of its kind to successfully transform from a P2P business and obtain the national online microcredit business operating license. Obtaining such a license marks a big milestone forward for the Company’s journey towards licensed operation and regulatory compliance.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate loans to prime borrowers under a robust risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com